SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended June 30, 2001.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File number 333-95795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT, REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.
Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC.
FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT,
REPRESENTED BY THE NATURAL GAS WORKERS UNION,
LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS
		Pages
Financial Statements:
Plan Assets and Liabilities As of June 30, 2001 and 2000		3
Income Expenses and Transfers for the Plan Year ending June 30, 2001		4
Specific Assets Held As of June 30, 2001		5

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC.
FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT,
REPRESENTED BY THE NATURAL GAS WORKERS UNION,
LOCAL 555, SEIU, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

	June 30
	2000	2001
Plan assets and Liabilities:
Total Plan Assets	$ 1,663,328	$ 635,939
Total Plan Liabilities	(87,874)	--
Net Plan Assets	$ 1,575,454	$ 635,939

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

PAGE 4 THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC. FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT, REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

Year Ended June 30, 2001
Income, Expenses and Transfers:
Contributions:
Employer	$ 7,113
Participants	10,579

Other Income	92,224

Total income	109,916

Benefits paid	1,049,431

Total deductions	1,049,431

Net income	$ (939,515)

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.
PAGE 5 THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC. FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT, REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

Year Ended June 30, 2001
Specific Assets:
Employer Securities	$ 43,715

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC. FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT, REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)

Date: December 18, 2001	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee